Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:  Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

October 26, 2006

Sierra Wireless Reports Third Quarter 2006 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) is reporting third quarter results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“The third quarter of 2006 was a period of record new product introductions, continued channel expansion, strong OEM design win activity and technology transition,” said Jason Cohenour, President and Chief Executive Officer. “As expected, we successfully navigated a technology transition with our two largest customers, Cingular and Sprint, to our next generation AirCard® products. While this transition put short term pressure on our top line sequential performance, we were still able to grow revenue by 91% compared to the same period of 2005. More importantly, we were able to commence shipments of our new EV-DO Rev A AirCard 595 to Sprint and our new 3.6 HSDPA AirCard 875 to Cingular. In total, we launched four new products during the third quarter – a record for the company. Since the start of the third quarter, we also secured new strategic channel positions for our AirCard products, including Orange France and another major CDMA operator in North America. As we enter the fourth quarter, we have important new products shipping to key existing customers, new strategic channels established and new OEM design wins. We believe that our strengthened market position, combined with continued market expansion, have us well positioned to drive considerable revenue growth in the fourth quarter and into 2007.”

Our revenue for the three months ended September 30, 2006 amounted to $52.5 million, gross margin was $15.9 million, or 30.2% of revenue, operating expenses were $15.8 million and net earnings were $1.1 million, or diluted earnings per share of $0.04. During the third quarter of 2006, we reduced our estimate of certain royalty obligations, which was partially offset by a writedown of inventory. The net effect of these adjustments increased gross margin by $0.7 million. Excluding these adjustments, gross margin was $15.2 million, or 28.9% of revenue and net earnings were $0.4 million, or diluted earnings per share of $0.01. Our balance sheet remains strong, with $94.1 million of cash and short-term investments.

Results for the third quarter of 2006, excluding the adjustments of $0.7 million related to royalty obligations and inventory writedowns, relative to Company guidance provided on July 27, 2006 are as follows:

Third quarter revenue for 2006 of $52.5 million was better than our guidance of $51.0 million. Gross margin was 28.9% of revenue, lower than our guidance of 31.0%. Operating expenses were $15.8 million, better than our guidance of $16.9 million. Our net earnings of $0.4 million, or diluted earnings per share of $0.01, were slightly better than our guidance of break even. These results include $1.0 million of stock-based compensation expense. Excluding stock-based compensation expense, net earnings would be $1.4 million or $0.05 per share. Our cash flow, being cash flow from operations net of investments in fixed assets and intangibles, was negative $7.3 million, in line with our guidance of negative cash flow.

Results for the third quarter of 2006, compared to the third quarter of 2005 are as follows:

Third quarter revenue increased by 91% to $52.5 million in 2006, from $27.5 million for the same period in 2005. Gross margin for the third quarter of 2006 was 30.2% of revenue, compared to 34.9% for the same period in 2005. Operating expenses were $15.8 million in the third quarter of 2006, compared to $14.0 million in the same period of 2005. Net earnings were $1.1 million, or diluted earnings per share of $0.04 in the third quarter of 2006, compared to a net loss of $3.1 million, or loss per share of $0.12, in the same period of 2005. Excluding the adjustments in the third quarter of 2006 related to royalty obligations and inventory writedowns, gross margin was 28.9% and net earnings were $0.4 million, or diluted earnings per share of $0.01. Third quarter 2006 cost of goods sold and operating expenses include $0.1 million and $0.9 million, respectively, of stock-based compensation, compared to nil in the third quarter of 2005.

Results for the third quarter of 2006, compared to the second quarter of 2006 were as follows:

Revenue for the three months ended September 30, 2006 amounted to $52.5 million, compared to $55.2 million in the second quarter of 2006. Gross margins were 30.2% of revenue in the third quarter of 2006, compared to 34.1% in the second quarter of 2006. Operating expenses were $15.8 million in the third quarter of 2006, compared to $16.7 million in the second quarter of 2006. Net earnings for the third quarter of 2006 were $1.1 million, or diluted earnings per share of $0.04, compared to net earnings of $3.8 million, or diluted earnings per share of $0.15, in the second quarter of 2006. Excluding the adjustments in the third quarter of 2006 related to royalty obligations and inventory writedowns, gross margin was 28.9% and net earnings were $0.4 million, or diluted earnings per share of $0.01.

Third Quarter Highlights Included:

•                  We launched our AirCard® 875 with Cingular. We commenced initial shipments of the AirCard 875 during the third quarter to Cingular and expect revenue contribution from this product in the fourth quarter. The AirCard 875 is the first commercially available HSDPA 3.6 Mbps wide area wireless network card in the world.

•                  We announced the commercial availability of the AirCard 850 from Orange France for use on the operator’s new HSDPA network. We expect to launch the AirCard 850 with Orange in other European markets as well during the fourth quarter of 2006.

•                  Debitel, the third largest mobile service provider in Germany, selected our AirCard 850 wireless wide area network cards to provide its customers with high speed HSDPA connectivity in Germany.

•                  We secured channel positions at a number of other European operators for our UMTS/HSDPA AirCards. We now expect our UMTS/HSDPA AirCards to be commercially available on two networks in each of France, Spain, Switzerland and the UK in the fourth quarter.

•                  We announced the commercial availability of our AirCard 595 for EV-DO Revision A networks with Sprint and commenced commercial shipments of the product during the third quarter.

•                  We established purchase arrangements with another major CDMA operator in North America for our AirCard 595. We expect to commence initial commercial shipments of our AirCard 595 to this operator late in the fourth quarter.

•                  We introduced our ExpressCard product line with the upcoming AirCard 597E wireless wide are network card for EV-DO Revision A networks. The AirCard 597E is expected to commence shipping in the first quarter of 2007. ExpressCard models for HSDPA networks are expected to follow later in 2007.

•                  We also introduced our AirCard USB Wireless Modems for EV-DO Revision A and HSDPA networks. Based on our PCI Express Mini Card embedded modules, the compact AirCard USB modems can either plug directly into the USB ports of both notebook and desktop computers or be connected through a docking cradle. We expect to commence commercial shipments of the AirCard 595U for EV-DO Revision A networks and the AirCard 875U, for use on HSDPA networks, in the first quarter of 2007.

•                  We announced support for Intel Corporation’s 3G-enabled Ultra Mobile PC platform. We collaborated with Intel to incorporate Sierra Wireless WWAN modules into the UMPC platform architecture, which is designed to provide integrated wireless 3G connections for ultra-mobile devices.

•                  In conjunction with Fujitsu PC Asia Pacific, we announced the LifeBook Q2010, with Super3G functionality provided by our MC8755V Voice-Enabled PCI Express Mini Card embedded module, is available in Hong Kong.

•                  During the third quarter, we began shipping our MC5725 PCI Express Mini Card embedded module for EV-DO Revision A networks and the MC8775 PCI Express Mini Card for HSDPA 3.6 Mbps networks.

•                  Our design win momentum with major PC OEMs continues to be strong. We have now secured next generation design wins for our high speed embedded module solutions from three of our existing PC OEM customers.

Financial Guidance

We had previously provided guidance on July 27, 2006 that revenue for the fourth quarter of 2006 would be not less than $65.0 million and earnings per share would be positive. The following guidance for the fourth quarter of 2006 reflects our current business indicators and expectations. Our guidance for the fourth quarter includes a higher than usual revenue contribution from new product launches with new and existing wireless operator customers. There are uncertainties associated with the launch and early ramp of new products with new and existing customers that could affect our ability to achieve guidance. Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q4 2006 Guidance
Revenue	$66.0 million
Net earnings	$1.7 million
Earnings per diluted share	$0.07 / share

This guidance includes stock-based compensation expense of approximately $1.0 million

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the fourth quarter of 2006, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) develops and markets reliable, high quality wireless communications products that provide mobile professionals with data and voice access to wide area wireless networks. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless PC cards, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the Company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. Sierra Wireless is headquartered in Richmond, British Columbia, Canada, with additional offices in Carlsbad, California, London, and Hong Kong. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, October 26, 2006 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-796-7558  Passcode: Not required

or

1-416-644-3423  Passcode: Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL enter
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1584880

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to:
http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917
Passcode: 21201617#

•                  Webcast (available for 90 days)
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1584880 No Passcode is required.

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts)
(Prepared in accordance with United States generally accepted accounting principles (GAAP))
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Revenue	$52,535	$27,474	$152,982	$69,584
Cost of goods sold	36,651	17,883	101,584	58,790
Gross margin	15,884	9,591	51,398	10,794

Expenses
Sales and marketing	2,820	2,963	10,296	11,583
Research and development, net	8,830	7,864	25,263	22,524
Administration	3,427	2,435	9,475	9,262
Restructuring and other charges	—	—	—	4,926
Amortization	697	728	2,204	2,098
	15,774	13,990	47,238	50,393
Earnings (loss) from operations	110	(4,399)	4,160	(39,599)

Other income	1,146	659	3,627	1,414
Earnings (loss) before income taxes	1,256	(3,740)	7,787	(38,185)
Income tax expense (recovery)	188	(662)	362	(806)
Net earnings (loss)	1,068	(3,078)	7,425	(37,379)
Deficit, beginning of period	(76,500)	(80,690)	(82,857)	(46,389)
Deficit, end of period	$(75,432)	$(83,768)	$(75,432)	$(83,768)

Earnings (loss) per share for the period:
Basic	$0.04	$(0.12)	$0.29	$(1.47)
Diluted	$0.04	$(0.12)	$0.29	$(1.47)

Weighted average number of shares (in thousands)
Basic	25,660	25,381	25,585	25,368
Diluted	25,874	25,381	25,857	25,368

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$49,443	$64,611
Short-term investments	44,684	24,724
Accounts receivable, net of allowance for doubtful accounts of $1,567 (2005 - $1,561)	39,118	20,540
Inventories	28,008	3,316
Prepaid expenses	1,783	3,974
	163,036	117,165

Long-term investments	—	14,762
Fixed assets	13,896	11,647
Intangible assets	10,227	10,693
Goodwill	19,227	19,227
Other assets	—	486
	$206,386	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$21,788	$3,971
Accrued liabilities	32,294	28,644
Deferred revenue and credits	592	422
Current portion of long-term liabilities	992	894
Current portion of obligations under capital lease	21	304
	55,687	34,235

Long-term liabilities	1,298	1,926
Obligations under capital lease	—	4

Shareholders’ equity:
Share capital	221,551	219,398
Additional paid-in capital	2,533	556
Warrants	1,538	1,538
Deficit	(75,432)	(82,857)
Accumulated other comprehensive loss	(789)	(820)
	149,401	137,815
	$206,386	$173,980

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Cash flows from operating activities:
Net earnings (loss) for the period	$1,068	$(3,078)	$7,425	$(37,379)
Adjustments to reconcile net earnings (loss) to net cash used inoperating activities
Amortization	2,514	1,989	7,007	6,297
Stock-based compensation	969	—	2,844	—
Tax benefit related to stock option deduction	114	—	114	—
Loss (gain) on disposal	(17)	(1)	14	(42)
Non-cash restructuring and other charges	—	—	—	13,040
Changes in operating assets and liabilities
Accounts receivable	(11,853)	(3,026)	(19,216)	2,466
Inventories	(8,340)	6,177	(24,692)	(681)
Prepaid expenses	911	688	2,677	1,384
Accounts payable	3,751	748	17,817	2,688
Accrued liabilities	6,775	(4,091)	3,650	(8,390)
Deferred revenue and credits	(212)	(290)	170	—
Net cash used in operating activities	(4,320)	(884)	(2,190)	(20,617)

Cash flows from investing activities:
Proceeds on disposal	23	3	28	48
Purchase of fixed assets	(2,197)	(1,737)	(7,582)	(6,327)
Increase in intangible assets	(790)	(748)	(1,303)	(1,761)
Purchase of long-term investments	—	(14,833)	—	(14,833)
Purchase of short-term investments	(29,840)	(12,416)	(54,045)	(70,122)
Proceeds on maturity of short-term investments	9,478	25,862	49,569	25,862
Net cash used in investing activities	(23,326)	(3,869)	(13,333)	(67,133)

Cash flows from financing activities:
Issue of common shares	23	127	1,172	162
Repayment of long-term liabilities	(445)	(208)	(817)	(1,042)
Net cash provided by (used in) financing activities	(422)	(81)	355	(880)

Net decrease in cash and cash equivalents	(28,068)	(4,834)	(15,168)	(88,630)
Cash and cash equivalents, beginning of period	77,511	48,050	64,611	131,846
Cash and cash equivalents, end of period	$49,443	$43,216	$49,443	$43,216